Owl Rock Capital Securities LLC

(A Wholly Owned Subsidiary of Owl Rock Capital Partners LP)
(SEC ID No. 8-69744)
Statement of Financial Condition
December 31, 2019
(With Report of Independent Registered Public Accounting Firm Thereon)

Filed as public information pursuant to Rule 17a-5 of the Securities Exchange Act of 1934.

Owl Rock Capital Securities LLC
(A Wholly Owned Subsidiary of Owl Rock Capital Partners LP)
Table of Contents
December 31, 2019

Filed as public information pursuant to Rule 17a-5 of the Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69744

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Owl Rock Capital Securities LLC

OFFICIAL USE ONLY
283250
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Lexington Avenue, 21st Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Derek O'Leary — 212-419-3005
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1

OATH OR AFFIRMATION

I, Derek O'Leary _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Owl Rock Capital Securities LLC _____, as of December 31 _____, 20 19 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Executive Officer

Title

Sheryl G. Linden
Notary Public

SHERYL GABRIELLE LINDEN
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01LI6378249
Qualified in Kings County
Commission Expires July 23, 2022

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and the CEO
Owl Rock Capital Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Owl Rock Capital Securities LLC (the Company) as of December 31, 2019, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2016.

New York, New York
February 26, 2020

KPMG LLP is a Delaware limited liability partnership and the U.S. member
firm of the KPMG network of independent member firms affiliated with
KPMG International Cooperative ("KPMG International"), a Swiss entity.

Owl Rock Capital Securities LLC
(A Wholly Owned Subsidiary of Owl Rock Capital Partners LP)
Statement of Financial Condition
As of December 31, 2019

Assets

Cash	$	5,211,900
Receivable from Affiliates		1,689,981
Capitalized Software (net of Accumulated Amortization of $54,334)		1,741
Prepaid Expenses and Other Assets		272,463
Total Assets	$	7,176,085

Liabilities

Accrued Compensation	$	1,838,334
Accounts Payable and Accrued Expenses		2,515,235
Total Liabilities		4,353,569
Member's Equity		2,822,516
Total Liabilities and Member's Equity	$	7,176,085

The accompanying notes are an integral part of this financial statement.

Owl Rock Capital Securities LLC
(A Wholly Owned Subsidiary of Owl Rock Capital Partners LP)
Notes to Financial Statement
For the year ended December 31, 2019

1. **Organization**

   Owl Rock Capital Securities LLC ("Owl Rock Capital Securities" or the "Company") is a limited liability company established in the state of Delaware on December 17, 2015. On January 5, 2017 the Company became a broker-dealer registered with the Securities Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly owned subsidiary of Owl Rock Capital Partners LP ("Owl Rock Capital Partners"). The Company provides distribution services with respect to Owl Rock Capital Corporation ("ORCC"), Owl Rock Capital Corporation II ("ORCC II"), and Owl Rock Technology Finance Corporation ("ORTF") (collectively, "Owl Rock BDCs") as an agent for investment advisors affiliated with the Company ("Investment Advisors" or individually "Investment Advisor").

   The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from SEC Rule 15c3-3 of the Securities Exchange Act of 1934.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   The Company's financial statement have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and are stated in United States dollars ("U.S. dollars").

   The following is a summary of the significant accounting policies followed by the Company:

   Cash
   Cash consists of deposits held at a bank. Cash is carried at cost, which approximates fair value. The Company deposits its cash with highly-rated banking corporations and, at times, may exceed the insured limits under applicable law.

   Receivable from Affiliates
   Receivable from Affiliates is stated at its net realizable value, which represents the account balance less an allowance for balances not partially or fully collectible, if applicable. Receivable from Affiliates balance includes balances due to the Company in connection with revenues earned offset by cash advances and expense allocations received from the Company's affiliates. The receivable is settled periodically. The Company considers a receivable uncollectible when, based on current information or factors such as age and credit worthiness, it is probable that the Company will not collect, in full, the receivable balance. An allowance is established when management believes that collection, after considering relevant factors, is in doubt. As of December 31, 2019, there is no allowance for uncollectible accounts.

   Capitalized Software
   Capitalized Software is recorded at cost less accumulated amortization. Capitalized software is amortized over the estimated useful lives of the asset using the straight-line method.

   Revenue Recognition
   The Company applies Accounting Standards Codification Topic 606, "Revenue from Contracts with Customers" ("ASC 606") which aligns revenue recognition with the timing of when promised goods

or services (the "performance obligations") are transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company recognizes revenue when the performance obligation is satisfied. As the Company provides Investment Advisors with distribution, marketing, and shareholder services as a combined single performance obligation on an ongoing basis, Investment Advisors receive the benefits of those services as Securities performs them and simultaneously consumes those benefits as received. Therefore, Securities satisfies the performance obligation over time. As a result, for each financial reporting period, the entire transaction price allocated to the single performance obligation is recognized in revenue.

Accrued Compensation
Accrued compensation represents compensation due to employees.

Income Taxes
The Company is a disregarded entity for tax purposes and is included in the consolidated federal income tax return filed by Owl Rock Capital Partners. Owl Rock Capital Partners is taxed as a partnership for federal income tax purposes and, accordingly, is not subject to federal and state income taxes, such taxes are the responsibility of the individual members. However, Owl Rock Capital Partners is subject to a 4.0% New York City Unincorporated Business Tax ("UBT") on net taxable income. The Company is not subject to, and does not intend to enter into, a tax sharing agreement. Additionally, the Company has not paid or received any tax reimbursements, nor does it intend to pay or receive such reimbursements in the future. As a result, no provision for federal, state, or local income tax is included in the accompanying financial statement.

Use of Estimates
The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates and such differences could be material.

ASC Topic 460, "Guarantees," requires the disclosure of the Company's representations and warranties which may provide general indemnifications to others. The Company in its normal course of business may enter into contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as claims may be unasserted. However, based on its experience, the Company expects the risk of loss to be remote.

3.   **Agreements and Related Party Transactions**

Expense Sharing Agreement

The Company is a party to an expense sharing agreement with Owl Rock Capital Partners and certain of its affiliates ("Expense Sharing Agreement"). In accordance with the Expense Sharing Agreement, the Company reimburses its affiliate, for certain services provided to the Company. Such reimbursement is determined based on the affiliate employees compensation and amount of time dedicated by such affiliate's employees to the Company. Certain eligible employees have deferred compensation arrangements which are borne solely by the Company's affiliates without recourse to or reimbursement from Owl Rock Capital Securities. An affiliate of the Company pays for certain expenses on behalf of the Company. Owl Rock Capital Services reimburses such affiliate for these payments.

Desk Space User Agreement

The Company is a party to a desk space sharing agreement with its affiliate ("Desk Space User Agreement"). Such affiliate pays for office space, including related general and administrative expenses, which is used by the Company. In accordance with the Desk Space User Agreement, the affiliate allocates a portion of such office, general and administrative expenses to the Company based on the occupancy of the office space by Owl Rock Capital Securities.

Dealer Manager Agreements

The Company has entered into certain dealer manager agreements with Investment Advisors and Owl Rock BDCs. Under the terms of such agreements the Company provides the following services with respect to Owl Rock BDCs: solicitation of subscriptions for capital commitments; dealer manager services to distribute shares of common stock of certain of Owl Rock BDCs; and other related services (collectively, "Dealer Manager Services"). Pursuant to such dealer manager agreements, the Company earns commissions which can be earned upfront or over a period of more than one year ("Commissions").

The Company engages third party dealers ("Participating Dealers") to assist it in performing Dealer Manager Services. The Company reallows a portion of its Commissions to Participating Dealers as a compensation for their services.

Broker Dealer Services Agreement

The Company is a party to a services agreement ("Broker Dealer Services Agreement") with Owl Rock Capital Partners and certain of its affiliates. In accordance with the Broker Dealer Services Agreement, the Company provides distribution and related services with respect to Owl Rock BDCs on behalf of Investment Advisors. The substance of the Broker Dealer Services Agreement is to provide additional compensation for distribution services provided to Investment Advisors. The Company charges a fee to the Investment Advisors for providing these services. The fee consists of all costs of the Company net of the Company's Dealer Manager Fee Revenue.

4. **Capitalized Software**

Capitalized Software consists of the following:

Software	$	56,075
Accumulated Depreciation & Amortization		(54,334)
	$	1,741

Computer Equipment and Software are depreciated and amortized over a three-year period.

5. **Commitments and Contingencies**

The Company accrues for estimated costs, including, if applicable, litigation costs when it is probable that a loss has been incurred and the costs can be reasonably estimated. The status of contingencies is reviewed periodically and accruals, if any, are adjusted to reflect the impact of current developments. Management recorded no loss contingencies as of December 31, 2019.

Owl Rock Capital Securities LLC
(A Wholly Owned Subsidiary of Owl Rock Capital Partners LP)
Notes to Financial Statement
For the year ended December 31, 2019

6. **Net Capital Requirement**

   As a registered broker-dealer, Owl Rock Capital Securities is subject to SEC Rule 15c3-1, which requires the maintenance of minimum net capital in excess of the greater of $5,000 and 6.67% of aggregate indebtedness. At December 31, 2019, the Company had net capital of $858,331, which exceeded the required net capital minimum of $290,238 by $568,093.

7. **Subsequent Events**

   Management of the Company evaluated subsequent events that occurred from January 1, 2020 through February 26, 2020, the date this financial statement was available to be issued and did not identify any significant subsequent events necessitating disclosure or adjustments.